UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Emerging Vision, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29089W102
(CUSIP Number)

with a copy to:
Mr. Harvey Ross	Allen B. Levithan, Esq.
180 South Street	Lowenstein Sandler PC
Unit 101	65 Livingston Avenue
New Providence, New Jersey 07974	Roseland, New Jersey 07068
(908) 500-3876	(973) 597-2406
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	29089W102
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Harvey Ross

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)	☑ ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power:	21,239,436*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	21,239,436*
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,239,436*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 16.0%*

14.	Type of Reporting Person (See Instructions): IN

*Based on the information set forth in the Form 10-Q of Emerging Vision, Inc. (the “Company”) for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission (“SEC”) on August 16, 2010, there were 125,292,806 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), issued and outstanding as of August 16, 2010.  As of November 19, 2010, Harvey Ross beneficially owns 21,239,436 Shares, or 16.0% of the Shares deemed issued and outstanding as of that date, consisting of (i) 13,606,216 Shares and (ii) options to purchase 425,000 Shares (the “Options”), consisting of (a) Options to purchase 75,000 Shares at an exercise price of $0.15 per Share, (b) Options to purchase 150,000 Shares at an exercise price of $0.12 per Share, (c) Options to purchase 75,000 Shares at an exercise price of $0.47 per Share and (d) Options to purchase 125,000 Shares at an exercise price of $0.21 per Share.  Pursuant to an agreement between Mr. Ross and Christopher Payan, which is described in more detail in Item 6 of Amendment No. 2 to the Schedule 13D filed with the SEC by Mr. Ross on September 23, 2010, Mr. Ross has the right to cause Mr. Payan to exercise Options to purchase 7,208,220 Shares at an exercise price of $0.14 per Share and to assign such Shares to Mr. Ross.  All of the Options are fully vested and currently exercisable.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) by Harvey Ross on January 12, 2010, Amendment No. 1 to the Schedule 13D filed with the SEC by Mr. Ross on August 18, 2010 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D filed with the SEC by Mr. Ross on September 23, 2010 (“Amendment No. 2”) and Amendment No. 3 to the Schedule 13D filed with the SEC by Mr. Ross on October 14, 2010.  Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D, Amendment No. 1, Amendment No. 2 or Amendment No. 3.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, unless otherwise defined herein.

Item 3.   Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by deleting the first sentence in its entirety and replacing it with the following:

       “As of November 19, 2010, Mr. Ross beneficially owns 21,239,436 Shares, or 16.0% of the Shares deemed issued and outstanding as of that date, consisting of (i) 13,606,216 Shares and (ii) options to purchase 425,000 Shares (the “Options”), consisting of (a) Options to purchase 75,000 Shares at an exercise price of $0.15 per Share, (b) Options to purchase 150,000 Shares at an exercise price of $0.12 per Share, (c) Options to purchase 75,000 Shares at an exercise price of $0.47 per Share and (d) Options to purchase 125,000 Shares at an exercise price of $0.21 per Share.”

Item 4.   Purpose of Transaction.

       Item 4 is hereby amended by adding the following paragraphs at the end of Item 4:

       “Mr. Ross and Benito Fernandez, acting as a group, agreed not to attend the Company’s annual meeting of shareholders, which was scheduled for November 9, 2010, for the purpose of withholding a quorum.  Mr. Ross and Mr. Fernandez believe that the Company should reschedule the annual meeting, which the Company has now cancelled, and to include on the agenda at the new meeting an election regarding all six of the Company’s board seats, which Mr. Ross and Mr. Fernandez believe is required for the Company to comply with applicable law.

       Except as set forth in this Item 4 as amended, Mr. Ross and Mr. Fernandez currently do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  However, Mr. Ross and Mr. Fernandez may, at any time, review or reconsider their position with respect to the Company and formulate plans or proposals with respect to any of such matters.”

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting the second sentence of the first paragraph in its entirety and replacing it with the following:

       “As of November 19, 2010, Mr. Ross beneficially owns 21,239,436 Shares, or 16.0% of the Shares deemed issued and outstanding as of that date, consisting of (i) 13,606,216 Shares and (ii) Options to purchase 425,000 Shares.”

       Item 5 is hereby further amended by deleting the final paragraph in its entirety and replacing it with the following:

       “From October 14, 2010, the date Amendment No. 3 was filed with the SEC, through the filing date of this Amendment No. 4, there were no transactions effected in the Shares, or securities convertible into, exercisable for or exchangeable for the Shares, by Mr. Ross.”

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2010

/s/ Harvey Ross
Harvey Ross

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).